Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

January 18, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2200

Convertible & Income Portfolio of Funds, Series 36 and

Floating Rate & Dividend Growth Portfolio, Series 25

File Nos. 333-262068 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2200, filed on January 10, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 36 and Floating Rate & Dividend Growth Portfolio, Series 25 (individually, a “trust” and collectively, the “trusts”).

PROSPECTUS

CONVERTIBLE & INCOME PORTFOLIO OF FUNDS, SERIES 36

Investment Summary — Principal Investment Strategy

1.       The second paragraph under the “Principal Investment Strategy” section states that the trust may invest in securities that are rated below-investment grade through investment grade. May the closed-end funds and exchange-traded fund invest in unrated securities that are deemed to be of comparable quality as determined by their adviser? If so, please disclose.

Response: The closed-end funds and exchange-traded funds may invest in unrated securities that are deemed to be of comparable quality by the adviser. In response to this comment, the second sentence of the second paragraph under the “Principal Investment Strategies” section will be replaced with the following: “The convertible securities and debt securities may be rated below-investment grade through investment grade or may be unrated but deemed to be of comparable quality by a Closed-End Fund’s or ETF’s adviser.”

2.       Please state that high-yield securities are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Also, please state that high-yield securities are subject to greater market, credit and liquidity risk.

Response: In response to this comment, the last sentence of the second paragraph under the “Principal Investment Strategies” section will be replaced with the following: “High-yield, below-investment grade securities or “junk” bonds are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities.” Similar revisions have been made throughout the prospectus, including to the disclosure for the Floating Rate & Dividend Growth Portfolio, Series 25.

FLOATING RATE & DIVIDEND GROWTH PORTFOLIO, SERIES 25

Investment Summary — Principal Risks

3.       Please disclose that floating rate instruments and senior loans are generally illiquid.

Response: In response to this comment, the following will be added to the end of the first paragraph of the bullet discussing the risks related to floating-rate instruments: “Additionally, floating-rate instruments are generally illiquid.” Additionally, the following will be added to the end of the third paragraph of the bullet discussing the risks related to senior loans: “Furthermore, senior loans are generally illiquid.”

ADDITIONAL REVISIONS

As discussed during a telephone conversation with our office, the Convertible & Income Portfolio of Funds, Series 36 will be revising its investment strategy to invest in more than one exchange-traded fund. Additionally, the total amount of the portfolio invested in exchange-traded funds will be approximately 30%. Revisions reflecting these changes will be made throughout the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren